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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 981)

SUSPENSION OF TRADING

At the request of Semiconductor Manufacturing International Corporation (the “Company”), trading in the shares of the Company has been suspended with effect from 9:00 a.m. on Thursday, 30 June 2011 pending the release of price sensitive information.

For and on behalf of

Semiconductor Manufacturing International Corporation

Anne Wai Yui Chen

Company Secretary

Hong Kong, 30 June 2011

As at the date of this announcement, the Directors are Chen Shanzhi, Gao Yonggang, Professor Lawrence Juen-Yee Lau and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan and Zhang Wenyi as the other Independent Non-Executive Directors of the Company.